

Ian Sneed · 3rd

Director of Operations at Galt Power, Inc.

Greater Philadelphia Area · 500+ connections · **Contact info**

Galt Power, Inc.

 **University of Pennsy**

Experience

Director of Operations

Galt Power, Inc.
Apr 2013 – Present · 7 yrs 3 mos
Greater Philadelphia Area



Community Energy

2 yrs 10 mos



Manager, On-Site Energy Systems

Jan 2011 – Jan 2013 · 2 yrs 1 mo

• Led company efforts to diversify into commercial behind-the-meter solar space.
• Successfully engaged in key phases of project development: origination, site due-diligence, PPA negotiation, SREC off-take and financial modeling.
• Delivered actionable intelligence to project developers by tracking policy developm ...**see mor**



Sales & Marketing Associate

Apr 2010 – Jan 2011 · 10 mos

• Supported sales of commercial HVAC efficiency product through creation of marketing materials, preparation of project financial pro formas, and completion of utility rebate applications.

...**see mor**



Business Lines Underwriter

State Farm Insurance
Apr 2007 – Apr 2010 · 3 yrs 1 mo
Greater Philadelphia Area

Supported sales efforts in a trusted advisor role to1,680 State Farm Agents across seven states; supplied product expertise for Contractors, Workers Compensation, Inland Marine, and Commercial Umbrella Lines; verified eligibility of prospective risks to insure alignment with enterprise underwriting goals.

Project Consultant

Global Partners for Development
Jul 2003 – Mar 2007 · 3 yrs 9 mos
Dhaka, Bangladesh

Supervised management teams for two tilapia hatcheries comprising 60 employees; successfully orchestrated construction of on-site feed mill; implemented standardized weekly reporting system to improve manager accountability and increase trouble-shooting capabilities



Team Leader

InterVarsity Christian Fellowship
Jun 1995 – Jun 2003 · 8 yrs 1 mo
Greater Philadelphia Area

Trained and coached student leaders for 150 member student organization at the University of Pennsylvania; planned strategic leadership succession, resulting in 8 new staff; pioneered six week community service project in Addis Ababa, Ethiopia involving American and Ethiopian students.

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Education



University of Pennsylvania

BA, Economics
1989 – 1993

Skills & Endorsements

Energy · 26



Endorsed by **Andrew Kleeman and 1 other who is highly skilled at this**



Endorsed by **6 of Ian's colleagues at Con Energy, Inc.**

Solar Energy · 26

 Endorsed by **Byron Woodman III and 4 others who are highly skilled at this**

 Endorsed by **7 of Ian's colleagues at Com** Energy, Inc.

Renewable Energy · 23

 Endorsed by **Byron Woodman III and 5 others who are highly skilled at this**

 Endorsed by **6 of Ian's colleagues at Com** Energy, Inc.

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Recommendations

Received (3)   Given (0)

 **Brent Beerley**
President at Community Energy

February 8, 2013, Brent was senior to Ian but didn't manage directly

Ian is smart and hard working with excellent relationship bu skills. At Community Energy, Ian came up the curve very qu - becoming our in-house expert on solar policy across vari markets while also originating behind-the-meter projects. I also a pleasure to work with...

 **Joel Thomas**
Executive Vice President of Development at Community Energy, Inc.

January 21, 2013, Ian worked with Joel in the same group

Ian has an unparalleled ability to acquire, retain, and convey details of complicated, rapidly changing renewable energy markets. Ian is an effective communicator who also respon in the face of change and adversity.

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